03045279

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Raydan Manufacturing Inc.

*CURRENT ADDRESS 601 - 18th Avenue, ~~Nisku~~
Nisku, AB
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

FILE NO. 82- 34756 FISCAL YEAR 4/30/03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 12/16/03

MESSAGE TO THE SHAREHOLDERS

Raydan Manufacturing Inc. is a Nisku based producer of specialized suspensions and coupling systems for trucks and heavy equipment. In addition, Raydan operates a full parts, service and repair facility from a fully modern 23,000 square foot shop and office complex. The Company specializes in the following:

Air Link – an air ride walking-beam suspension system designed for use in tandem axle equipment ranging from highway trucks to vocational trucks, truck cranes, military vehicles and other severe service equipment. With only two moving parts, Air Link offers low maintenance, improved stability and traction, as well as a smoother ride. It can be installed as a retrofit or on original equipment.

Easy Slider – a sliding kingpin assembly that permits the coupling system on a fully loaded semi-trailer to move without disconnecting the trailer. The system allows easy shifting of loads and adjustment of the truck-trailer length to meet varying conditions, payloads and vehicle length requirements.

Twin Steer Conversions – the installation of an additional steering axle to tandemize the front ends of severe service trucks. The completed unit allows truckers to improve weight distribution and enables trucks to carry heavier payloads while still meeting licensing requirements.

Parts and Service – a full heavy-duty truck and trailer repair center, which supplies a wide variety of parts and services to the Nisku Industrial Park and surrounding area. Most recently, Raydan has been selected as an authorized Mack Truck parts dealer, offering genuine Mack products.

Product Mix
2000 - 2001


Service
30%
Tandems
4%
Easy Slider
7%
Air Link
59%
Air Link
Easy Slider
Tandems
Service

CORPORATE PROFILE

Raydan was established in 1992 to bring innovative, quality products to the heavy transportation industry. The product line was introduced to the US market in June 1995 at the International Truck Show. The Company has experienced positive development and growth to become a leading exporter to an ever-expanding customer base, resulting in consistent sales growth averaging 50% over the past three years. Raydan sells most of its production in the US and has established distributors in Mexico, Australia and New Zealand.

Our dedicated employees are the company's most vital assets. Their diligence, vision and hard work contribute greatly to our continuing success. We will continue to invest in the well-being and training of this dynamic group of individuals in a joint effort to provide a safe and comfortable workplace for all of us.

FINANCIAL RESULTS

The sales growth in 2000 – 2001 came from a number of areas. Air Link sales increased with the introduction of the suspension to the crane industry assembly line. Trial orders from Mexico and Australia were shipped in the early part of the year. Sales to truck spring shops remained consistent with previous years. Easy Slider sales improved considerably due to a new direction in our marketing. The US auto carrier market makes up 95% of the increase in sales of this product. Twin steer conversions of trucks increased substantially in the last two quarters of the year. Despite the softening of the economy of both the United States and Canada, Raydan has continued to grow through the introduction of the Air Link into new models and by improved product design of existing models.

A sales comparison of the fiscal years 2000 – 2001 shows a 54% increase based on actual sales totals

- Sales - 2000 $3,784,333
- Sales - 2001 $5,825,599

The Corporation's working capital increased by $533,822 as demonstrated below

- Working capital - fiscal year 2000 $178,057
- Working capital – fiscal year 2001 $711,879

OVERVIEW

The outlook for increased growth of sales of the manufactured product is excellent.

- The Air Link suspension is standard equipment on many models of truck cranes of up to 140 tons made by the three major North American crane manufacturers. Presently, this market is at the lowest level in twelve years and is expected to rebound in the coming year.

- Raydan is working with several of the major truck manufacturers in an effort to bring the Air Link to their assembly lines. These projects will proceed when economically viable.

- From the oldest to the largest, leading US fire and rescue vehicle manufacturers now offer Air Link on-line, with several more manufacturers scheduled to come on board by fall 2001.

- Air Link and Easy Slider are available, as options or as original equipment, through a number of manufacturers, dealers and distributors throughout North America. Thereby, the products gain wide national and international exposure and a great number of potential sales.

- Raydan is participating in a number of retrofit programs with various cities and municipalities to equip units from transportation, fire and sanitation departments with the Air Link suspension. Field tests are currently underway in several areas in various applications.

- Following rigorous testing, the Air Link has been designated as standard equipment for use in the HLVW (Heavy Logistic Vehicle Wheeled) wrecker by the Canadian Armed Forces. As well, Air Link has been approved as an on-line option on new trucks purchased by the Canadian military. Raydan is a registered supplier to Public Works and Government Services Canada and has been issued a certificate for the Controlled Goods Registration Program.

- Raydan has supplied the Air Link suspension to a several branches of the US military. Air Link equipped units can be found on bases from Fort Eustis, Virginia to Carson City Nevada, from White Sands, New Mexico to Warren, Michigan. Prospective future sales are undetermined at this time.

CLOSING

Raydan's willingness to look for challenges has successfully taken our products from the test centers of the Canadian and the United States military to the logging roads of South Africa and all the way to the oilfields of Siberia. While some manufacturers may back away from the unknown, Raydan has the faith in its technology to meet new challenges and forge ahead where others may have been unable to succeed.

Our products are innovative and the company is aggressive. As we situate ourselves in the marketplace, we look forward to bringing you announcements of our progress. We will focus on continuing to work in specialized areas, including sanitation, fire and rescue and the various divisions of the military to avoid being caught in the variables of the economy. We are concentrating on accelerated, manageable growth in order to provide the best return to our shareholders.

____

Ray English
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The discussion of the Company's financial results, position and prospects should be read in conjunction with the consolidated financial statements of the Company for the year ended April 30, 2001 and the accompanying notes.

Overview

Raydan Manufacturing Inc has four main avenues of revenue generation:

Product	% of Revenue 2001
• Air Link, the air ride walking beam suspension	58%
• Easy Slider, the sliding kingpin system	7%
• Tandemization, addition of an additional steering axle	4%
• Parts and Service, a full heavy duty equipment repair center	31%

The manufactured products are Air Link and Easy Slider, which account for 65% of the Company's overall revenue and are sold nationally and internationally. Tandemizations are performed at the Nisku facility for customers throughout Canada and the US on new and used equipment. The parts and service complex serves the area surrounding the Nisku Industrial Park including Leduc and district, the Edmonton International Airport and South Edmonton. The Company is focused on expanding the parts and service customer base to develop diversified revenue sources that are not dependent on the oil industry. To this end, a number of companies located at the Edmonton International Airport have been successfully courted, resulting in less dependence on an energy-fueled economy.

Results of Operations

Total sales for the current year were $5,825,599 compared to $3,784,333, an increase of 54%. This upward trend can be attributed to the addition of several new models of cranes equipped with Air Link and sales of Easy Slider to the US car carrier industry. A net income comparison of the years 2000 at ($11,477) and 2001 at $603,877 dramatically demonstrates this positive growth.

Cash flow improved sufficiently to allow the Company to considerably expand its Nisku facility and to purchase new equipment. The addition allows the Company to handle increased production of manufactured product, as well as providing a larger, more efficient working area for the service shop.

A significant reduction of expenses was achieved in several areas. Labor costs were reduced by 10% due to increased efficiency of the entire staff. Cost of sales decreased nearly 10% as a result of increased production of manufactured product.

Substantial Event

By way of an initial public offering that closed June 18, 2001, the Company succeeded in generating gross proceeds of $1,218,517. These funds will be used to reduce the Company's debt, to further expand the Nisku facility and for future research and development.

MANAGEMENT RESPONSIBILITY STATEMENT

The management of Raydan Manufacturing Inc. is responsible for preparing the financial statements, and the notes to the financial statements and other financial information contained in this annual report.

Management prepares the financial statements in accordance with Canadian generally accepted accounting principles. The financial statements are considered by management to present fairly the company's financial position and results of operations.

Management, in fulfilling its responsibilities, has developed and maintains a system of internal accounting controls designed to provide reasonable assurance that company assets are safeguarded from loss or unauthorized use, and that the records are reliable for preparing the consolidated financial statements.

The financial statements have been reported on by Watson Aberant LLP, Chartered Accountants, the shareholders' auditors. Their report outlines the scope of their examination and their opinion on the financial statements.

Treasurer	President
"Dan English"	"Ray English"

RAYDAN MANUFACTURING INC.

601 - 16th Avenue
Nisku, Alberta
T9E 7T7

Information Circular

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTE: Shareholders who do not hold their shares in their own name as registered Shareholders should read "Advice to Beneficial Shareholders" herein for an explanation of their rights.

Management Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Raydan Manufacturing Inc. (the "Corporation") for use at the Annual General Meeting of Shareholders of the Corporation ("Meeting") to be held at the Delta Edmonton South Hotel & Conference Centre, 404 Calgary Trail North, Edmonton, Alberta, T6H 5C2, on Wednesday, the 10th day of October, 2001, at the hour of 2:00 p.m. (Edmonton time), and at any adjournments thereof, for the purpose set out in the enclosed Notice of Annual General Meeting of Shareholders (Notice of Meeting).

The solicitation is intended to be primarily by mail but proxies may be solicited personally by telephone by directors and officers of the Corporation who will not be remunerated therefor. In accordance with National Policy 41, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

Appointment and Revocation of Proxies

The person named in the enclosed Instrument of Proxy is the President of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY. A proxy will not be valid unless the completed Instrument of Proxy is mailed to or deposited at the office of the Corporation's Registrar & Transfer Agent, CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary, Alberta, T2P 2Z1, not less than 48 hours (excluding weekends and holidays) before the time fixed for the Meeting.

An Instrument of Proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy may revoke it by an instrument in writing received by the Corporation's Registrar & Transfer Agent, CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary, Alberta, T2P 2Z1, at least 48 hours (excluding weekends and holidays) before the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the Shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given.

Advice to Beneficial Shareholders

The information in this section is of significant importance to public Shareholders of the Corporation since over 90% of public Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted upon at the Meeting. If shares are listed in the account statement provided to the Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name. Such shares are more likely held under the name of the broker or a broker's agent clearing house. Applicable corporate law provides that Beneficial Shareholders may request that the Beneficial Shareholder or the Beneficial Shareholder's nominee be appointed as the proxyholder for such shares. In Canada, the vast majority of such shares are registered under the name of Canada West Depository Corporation (which acts as nominee for many CDNX brokerage firms) or CDS & Co. (the registration name for The Canadian Depository for Securities which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting shares for their clients. The Corporation does not know whom the shares registered to Canada West Depository Corporation or CDS & Co. are held for. Therefore, Beneficial Shareholders cannot be recognized by the Corporation at the Meeting for the purposes of voting their shares directly. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to Beneficial Shareholders by their brokers is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the brokers/registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of the brokers now delegate the job of obtaining instructions from clients and voting shares according to their client's instructions to a corporation named Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms produced by the Corporation, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return these proxy forms to IICC. IICC then tabulates the results of all instructions received and then votes the shares to be voted at the Meeting according to the instructions received. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares at the Meeting – the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.

All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered Shareholders that produce proof of their identity.

Voting of Proxies

All shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions given on the proxies. In the absence of any such instructions, the management designees, if named as proxy, will vote in favour of all the matters set out thereon. The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter.

Record Date

The Corporation has fixed September 5, 2001 as the Record Date for the Meeting. A holder of Common Shares of the Corporation named on that list will be entitled to vote the shares then registered in such holder's name, except to the extent that (a) the holder has transferred the ownership of any of his shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than the close of business, ten days before the Meeting, that his name be included in the list of persons entitled to vote at the

Meeting, in which case the transferee will be entitled to vote his shares at the Meeting. Non-registered Shareholders are not entitled to vote directly but are permitted to instruct their intermediaries how to vote the shares beneficially owned by them.

Voting Shares and Principal Holder Thereof

The holders of the Common Shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each Common Share held, the Common Shares being the only class of shares entitled to vote at the Meeting. Of the Corporation's unlimited number of authorized Common Shares, 12,180,425 are issued and outstanding as fully paid and non-assessable. The Corporation is also authorized to issue an unlimited number of Preferred Shares, issuable in series, none of which have been issued.

To the knowledge of the directors and senior officers of the Corporation, the Shareholders beneficially owning, directly or indirectly, common shares carrying more than 10% of the voting rights of the outstanding Common Shares of the Corporation are:

NAME	TYPE OF OWNERSHIP	NUMBER OF SHARES	PERCENTAGE OF 100
Raymond W. English	of record and beneficial	2,921,850	23.99%
Danny E. English	of record and beneficial	2,921,850	23.99%
CDS & Co. ("CDS")	of record	2,400,034	19.70%

As of the date hereof, the Corporation knows of no individual or company holding 10% or more of the shares of the Corporation through CDS.

The directors and senior officers as a group owned beneficially, directly and indirectly, 5,950,512 Common Shares of the Corporation representing 48.85% of the currently issued and outstanding Common Shares of the Corporation.

Indebtedness of Directors and Officers

Since the beginning of the Corporation's last completed financial year, none of the directors or officers of the Corporation have been indebted to the Corporation

Directors of the Corporation

The following information relating to the directors is based partly on the Corporation's records and partly on information received by the Corporation from the directors and sets forth the name and municipality of residence of each of the directors, his position currently held in the Corporation, date of appointment as a director of the Corporation, the approximate number of shares of the Corporation that he has advised the Corporation are beneficially owned by him, directly or indirectly, and his principal occupation at present and positions held during the last five years.

NAME & MUNICIPALITY OF RESIDENCE	POSITION CURRENTLY HELD	DATE OF APPOINTMENT	SHARES BENEFICIALLY HELD	PRINCIPAL OCCUPATION & POSITIONS DURING THE LAST FIVE YEARS
Raymond W. English Leduc, AB	President, Chief Executive Officer & Director	1992/03/27	2,921,850	Since 1992, President and Secretary-Treasurer of the Corporation. Prior thereto, he held various positions with Raydan Transport Ltd.
Danny E. English Sherwood Park, AB	Secretary-Treasurer & Director	1992/03/28	2,921,850	Since 1992, Service Manager for the Corporation and prior thereto, from 1983 to 1992, Shop Foreman for Raydan Transport Ltd.
John I. Babic B.Com., B.A. (Spec) Edmonton, AB	Director	2001/02/05	4,000	Since December of 1995, Chief Executive Officer, Director and Chairman of the Board, Hyduke Resources Ltd. Since 1997, Chief Executive Officer of CanWest Crane & Equipment Ltd. and MCO Industries Inc., divisions of Hyduke Resources Ltd.
Leonard D. Jaroszuk St. Albert, AB	Director	1999/11/24	Nil	Since November of 1993, President, Secretary-Treasurer and Director, Westone Ventures Inc. Since February 1989, President, Secretary-Treasurer and Director, Richfield Explorations Inc.
H. Ralph Henderson B.Com., F.C.A. Edmonton, AB	Director	2000/06/28	10,000	Since 1991, engaged in the provision of providing business revitilization services to various clients through H. Ralph Henderson & Associates Inc.
Phillip R. Stuffco Edmonton, AB	Director	1998/11/19	62,812	Barrister and Solicitor engaged in private practice in Alberta. From September 1998 to December 1999, counsel to the Corporation and, prior thereto, a solicitor focusing his practice on corporate and commercial law.
Robert M. Sparrow Edmonton, AB	Director	2000/01/25	30,000	Since 1986, President and owner of Nisku Truck Stop Ltd.

The Corporation does not have an executive committee of its board of directors. Pursuant to Section 165 of the Alberta *Business Corporations Act* ("ABCA"), the Corporation is required to have an audit committee. Messrs. Henderson, Stuffco and Sparrow are members of the audit committee.

Statement of Executive Compensation

The remuneration paid or payable in respect of the period ended April 30, 2001 by the Corporation to directors and executive officers of the Corporation, while serving as such was as follows:

	AGGREGATE REMUNERATION(3)	PENSION BENEFITS	RETIREMENT BENEFITS
Directors (Total Number: 7)(1)	$Nil	Nil	Nil
Executive Officers (Total Number: 2)(2)	$177,600	Nil	Nil
Five Highest Paid Officers Other than Directors (Total Number: Nil)	$Nil	Nil	Nil

(1) Includes remuneration of all directors in that capacity only.

(2) Includes remuneration of executive officers who are also directors.

(3) The Corporation does not have any plan or arrangement in respect of compensation, which may be received by executive officers as compensation in the event of termination of their employment or a change in responsibilities, following a change in control. In the event of termination of an executive officer, the executive officer is compensated for loss of office and payment in lieu of notice on the basis of prevailing practices within the industry.

(4) During the period ended April 30, 2001, the executive officers received no other compensation from the Corporation.

Long-Term Incentive Plans

The Corporation has no long-term incentive plans other than its stock option agreements. See "Stock Options".

Stock Options

Pursuant to Directors' and Management Stock Option Agreements dated June 18, 2001, the Corporation granted options to its directors. No option is granted to any person except upon recommendation of the board of directors of the Corporation, and only directors, officers, employees and consultants of the Corporation and its affiliates may receive stock options. Stock options granted will not be for a period longer than five years and the exercise price must be paid in full upon exercise of the option. The number of Common Shares reserved for issuance pursuant to stock options will not exceed 10% of the Corporation's outstanding Common Shares. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease for varying periods not exceeding 90 days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. Estates of deceased participants can exercise their options for a period not exceeding one year following death.

The following options are outstanding:

Name	Date of Grant	Exercise Price Per Common Share	Expiry Date	Number of Common Shares Under Option
Raymond W. English	June 18, 2001	$0.50	June 18, 2006	200,000
Danny E. English	June 18, 2001	$0.50	June 18, 2006	200,000
Leonard D. Jaroszuk	June 18, 2001	$0.50	June 18, 2006	150,000
John I. Babic	June 18, 2001	$0.50	June 18, 2006	150,000
H. Ralph Henderson	June 18, 2001	$0.50	June 18, 2006	150,000
Phillip R. Stuffco	June 18, 2001	$0.50	June 18, 2006	100,000
Robert M. Sparrow	June 18, 2001	$0.50	June 18, 2006	100,000

Pension Plans

The Corporation has no pension plans for its directors, officers or employees.

Compensation of Directors

Directors, in their capacity solely as directors, do not receive compensation from the Corporation. Certain directors of the Corporation have received stock options (See "Stock Options").

Appointment of Auditors

The Shareholders will be asked to vote for the re-appointment of Watson Aberant LLP, Chartered Accountants, Edmonton, Alberta, as auditors of the Corporation.

Financial Statements

Attached to and forming part of this Information Circular are the audited financial statements of the Corporation for the year ended April 30, 2001, together with the auditors' report.

PARTICULARS OF MATTERS TO BE ACTED ON

To the knowledge of management, the only matters to be brought before the Meeting are those set forth in the accompanying Notice relating to: the election of directors, the re-appointment of auditors and the granting of authority to the directors to fix the auditors' remuneration. It is the intention of the management designees, if named as proxy, to vote for the approval of all of the foregoing.

1. ELECTION OF DIRECTORS

All the directors are to be elected annually and each shall hold office until the close of the next annual meeting of Shareholders or until their successors are duly elected, unless a director has vacated or been removed from his office earlier in accordance with the By-Laws of the Corporation. A director need not be a Shareholder but must be a person qualified to serve under the provisions of the ABCA.

It is proposed that Raymond W. English, Danny E. English, John I. Babic, Leonard D. Jaroszuk, H. Ralph Henderson and Robert M. Sparrow, all of whom are currently directors, will be nominated at the meeting.

At the Meeting the shareholders will be asked to consider, and if thought advisable, to pass the following resolution:

"BE IT RESOLVED that Raymond W. English, Danny E. English, John I. Babic, Leonard D. Jaroszuk, H. Ralph Henderson and Robert M. Sparrow be re-elected as directors of the Corporation, to hold office until the next annual general meeting of the Corporation."

It is the intention of the management designees, if named as proxy, to vote for the election of such nominees to the board of directors. Management does not contemplate that any such nominees will be unable to serve as director. However, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless the Shareholder has specified in his proxy that his shares are to be withheld from voting on the election of directors.

2. RE-APPOINTMENT OF AUDITORS

The board of directors recommend the re-appointment of Watson Aberant LLP, Chartered Accountants, Edmonton, Alberta, as auditors. Accordingly, shareholders will be asked to consider, and if thought advisable, to pass the following resolution:

"BE IT RESOLVED that Watson Aberant LLP be re-appointed as auditors of the Corporation for the ensuing year and the directors of the Corporation are authorized to fix their remuneration."

Unless such authority is withheld, management designees, if named as proxy, intend to vote the shares represented by any such proxy: (i) for the re-appointment of Watson Aberant LLP, Chartered Accountants, Calgary, Alberta, as auditors for the Corporation for the next ensuing year or until such firm is sooner removed from office or resigns; and (ii) to authorize the board of directors to fix the remuneration in respect thereof.

Other Business

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL AND CERTIFICATION

The contents, mailing and delivery of this Information Circular have been approved by the directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: September 5, 2001

SIGNED:

RAYDAN MANUFACTURING INC.

(Signed)"Raymond W. English"
Raymond W. English
Chief Executive Officer & President

(Signed)"Danny E. English"
Danny E. English
Secretary-Treasurer

Watson Aberant LLP
CHARTERED ACCOUNTANTS

4212 - 98 Street
Edmonton, Alberta
T6E 6A1

Telephone (780) 438-5969
Fax: (780) 437-3918
Email: watson_aberant@canada.com

AUDITORS' REPORT

To: The Shareholders of
Raydan Manufacturing Inc.

We have audited the balance sheet of of Raydan Manufacturing Inc. as at April 30, 2001 and the statements of income and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2001, and the results of its operations and the changes in its financial position for the year then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta, Canada
June 22, 2001

"Watson Aberant LLP"
Chartered Accountants

Raydan Manufacturing Inc.
Balance Sheet

As at April 30	2001	2000
Assets		
Current		
Accounts receivable (note 13d)	$ 1,486,541	$ 843,381
Work in progress	39,000	1,700
Inventory (note 3)	648,663	324,810
Prepaid expenses	92,611	5,657
	2,266,815	1,175,548
Capital assets (note 4)	881,265	704,150
Future income taxes	72,934	-
Patents (note 5)	215,000	245,000
Deferred development costs (note 6)	-	212,402
	$ 3,436,014	$ 2,337,100
Liabilities and shareholders' equity		
Current		
Bank indebtedness (note 7)	$ 274,474	$ 301,602
Accounts payable and accrued liabilities (note 8)	1,084,674	620,897
Income taxes payable	38,240	-
Current portion of long-term debt	157,548	74,992
	1,554,936	997,491
Long-term debt (note 9)	1,054,905	1,107,982
Future income taxes	-	9,331
	2,609,841	2,114,804
Substantial event and legal matters (notes 14 and 15)		
Shareholders' equity		
Share capital (note 10)	876,279	876,279
Deficit	(50,106)	(653,983)
	826,173	222,296
	$ 3,436,014	$ 2,337,100

Approved On Behalf Of The Board

Director "Ray English"

Director "Dan English"

See accompanying notes

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Raydan Manufacturing Inc.
Statement of Income and Deficit

Year ended April 30	2001	%	2000	%
Sales	$ 5,825,599	*100.0*	$ 3,784,333	*100.0*
Cost of sales (schedule 1)	4,542,513	*78.0*	3,301,994	*87.3*
Gross margin	1,283,086	*22.0*	482,339	*12.7*
Selling and administrative expenses (schedule 2)	723,234	*12.4*	501,972	*13.3*
Income (loss) before income taxes	559,852		(19,633)	
Income tax recoverable	(44,025)		(8,156)	
Net income (loss) for the year	603,877		(11,477)	
Deficit, beginning of year	(653,983)		(642,506)	
Deficit, end of year	$ (50,106)		$ (653,983)	
Earnings (loss) per common share	0.060		(0.001)	

See accompanying notes

Raydan Manufacturing Inc.
Statement of Cash Flows

As at April 30	2001	2000
Cash flows from operating activities		
Cash receipts from customers	**5,307,439**	3,251,471
Cash paid to suppliers and employees	**(4,911,375)**	(3,409,796)
Interest paid	**(126,849)**	(103,284)
	$ 269,215	$ (261,609)
Cash flows from investing activities		
Sale of capital assets	**500**	3,612
Purchase of patents	**-**	(50,000)
Purchase of building	**(220,394)**	-
Purchase of equipment	**(51,672)**	(12,133)
	(271,566)	(58,521)
Cash flows from financing activities		
Payment of conditional sales agreement	**-**	(8,534)
Payment to related company, net	**-**	(145,339)
Increase in long-term debt	**29,479**	122,985
Proceeds from share issuances	**-**	358,268
	29,479	327,380
Increase in cash	**27,128**	7,250
Bank indebtedness, beginning of year	**(301,602)**	(308,852)
Bank indebtedness, end of year	**$ (274,474)**	$ (301,602)
Cash flow per common share	**0.003**	0.001

See accompanying notes

Year ended April 30, 2001

1. **Nature of operations**

The company's primary operation is the manufacturing and marketing of air-based suspensions and king-pin systems for transportation and related industries. The company is an original equipment manufacturer selling proprietary products to world-wide manufacturers.

Raydan Manufacturing Inc. is incorporated under the Business Corporations Act of Alberta.

2. **Significant accounting policies**

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Outlined below are those policies considered particularly significant for Raydan Manufacturing Inc.

(a) **Inventory**

Inventory is comprised of raw materials and finished goods. Raw materials are valued at the lower of cost and replacement cost, and finished goods at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(b) **Work in progress**

The company values its work in progress at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(c) **Capital assets**

Capital assets are recorded at cost. Amortization is provided over the estimated useful lives of the assets using the declining balance and straight-line method at the following rates:

Buildings	5 %
Shop equipment	20 %
Automotive	30 %
Computer equipment	30 %
Electrical signs	20 %
Display units	20 %
Display trailers	30 %
Leasehold improvements	5 years

Full amortization is taken in the year of acquisition and none in the year of disposal.

(d) **Patents**

Patents are recorded at cost. Amortization is provided over the estimated useful lives of the patents using the straight-line method over 10 years.

(e) **Future income taxes**

The company records future income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined based on the difference between the tax basis of an asset or liability and it's carrying value basis on the balance sheet. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

(f) **Accounts payable and accrued liabilities (note 7)**

Accounts payable includes:

i.) Trade accounts payable and accrued liabilities;

ii.) Post sale expenses
Accruals for expenses which relate to current period sales but occur subsequent to the completion of the sale;

iii.) Note payable
Bearing interest at the Bank of Canada prime plus 1.5% with no fixed terms of payment which will be paid in the next fiscal year;

iv.) Directors' advances
Management intends to pay these advances in the next fiscal year.

(g) **Share capital**

The company follows the accounting policy of reducing the proceeds by the costs directly related to the issuance.

(h) **Deferred development costs (note 6)**

Change in accounting policy

The company has changed its method of accounting for deferred development costs effective from the beginning of the current fiscal year as follows:

i) Previous policy

The costs to develop two manufactured products and establish markets for these products were capitalized. Amortization was to be charged to operations when commercially viable sales and production levels were attained. As such, amortization of these costs were not charged to operations until the 1998 fiscal year. The product development costs were being amortized on the straight line method over ten years. The market development costs were being amortized on the straight line method over five years.

ii) Current policy

Deferred development costs were written down in full in the current year. (See note 6 and schedule 2 for the net effect of this change on current income).

(i) **Foreign exchange**

Monetary assets and liabilities of the Corporation which are denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities are translated at rates in effect at the date the assets were acquired and liabilities incurred. Revenue and expenses are translated at the rates of exchange in effect at their transaction dates. The resulting gains or losses are included in operations.

(j) **Use of estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement uncertainty. Actual results for future periods could vary from these estimates and the variances could be significant.

(k) **Earnings per common share**

Net income per common share has been computed by dividing income applicable to common shareholders by the weighted average number of shares of common stock outstanding during the respective years.

The potential effect of the exercise of options (see note 10) will not materially dilute the earnings per share.

3. **Inventory**

	2001	2000
Raw materials	$ 212,794	$ 145,753
Manufactured finished goods	352,109	103,339
Service finished goods	83,760	75,718
	$ 648,663	$ 324,810

4. **Capital assets**

			2001	2000
	Cost	Accumulated Amortization	Net	Net
Land	$ 116,251	$ -	$ 116,251	$ 116,251
Buildings	723,501	91,402	632,099	444,973
Shop equipment	150,057	65,630	84,427	50,331
Automotive	72,461	65,017	7,444	30,997
Office equipment	54,905	31,408	23,497	20,842
Leasehold improvements	-	-	-	21,321
Electrical signs	1,840	1,547	293	367
Display units	41,054	26,928	14,126	17,658
Display trailers	16,433	13,305	3,128	1,410
	$ 1,176,502	$ 295,237	$ 881,265	$ 704,150

Year ended April 30, 2001

5. **Patents**

	2001			2000
	Cost	Accumulated Amortization	Net	Net
Patent - Air Link	$ 250,000	$ 75,000	$ 175,000	$ 200,000
Patent - Easy Slider	50,000	10,000	40,000	45,000
	$ 300,000	$ 85,000	$ 215,000	$ 245,000

6. **Deferred development costs (note 2h)**

	2001	2000
Marketing development	$ -	$ 153,305
Wages	-	57,665
Engineering and testing	-	56,917
Rent and administration	-	35,122
Prototype materials and labour	-	30,413
	-	333,422
Less: accumulated amortization	-	(121,020)
	$ -	$ 212,402

7. **Bank indebtedness**

Bank indebtedness is secured by a general assignment of book debts, and a general security agreement providing a first fixed charge over all present and after acquired assets. The revolving bank loan has interest due monthly at prime plus 1.0%.

	2001	2000
Bank indebtedness	$ 34,474	$ 71,602
Revolving bank loan	240,000	230,000
	$ 274,474	$ 301,602

Subsequent to the year end, the bank has agreed to provide new banking arrangements to the company. As of the audit report date, the company is in compliance with all financial bank covenants.

8. **Accounts payable and accrued liabilities (note 2f)**

	2001	2000
Trade accounts payable and accrued liabilities	$ 760,266	$ 620,897
Post sale expenses	125,000	-
Note payable	100,000	-
Directors' advances	99,408	-
	$ 1,084,674	$ 620,897

The above items are listed as current payables as each item will be paid in full during the next fiscal year.

9. **Long-term debt**

	2001	2000
Bank loan, bearing interest at 8.0% , payable $4,638 in blended monthly principal and interest, secured by a general security agreement covering all present and after acquired property, term to February, 2002	$ 699,770	$ 474,774
Bank loan, bearing interest at prime plus 1.25%, payable $5,556 per month principal plus interest, secured by a general security agreement covering all present and after acquired property, term to December, 2001	44,432	111,104
Note payable, no fixed terms of repayment, payable interest only at the Bank of Canada prime plus 1.5%, (see note 8)	-	150,000
Government loan, blended payments (not to exceed a total of $500,000) are calculated as 1.5% of gross revenue and are due quarterly from July 1, 2001 until June 30, 2011. Current portion of blended payments are $110,000	288,369	208,811
Note payable, bearing interest at 8%, payable $5,650 in blended monthly principal and interest, due April, 2004	179,882	238,285
	1,212,453	1,182,974
Less: current portion due within one year	(157,548)	(74,992)
Due beyond one year	$ 1,054,905	$ 1,107,982

Year ended April 30, 2001

Anticipated principal repayments over the next five years are as follows:

2002	$ 157,548
2003	162,152
2004	154,027
2005	2,125
2006	2,295
Subsequent	734,306
	$ 1,212,453

10. Share capital

Authorized:
Unlimited number of common voting shares
Unlimited number of preferred shares

Issued:

	2001 Number of shares	2001 Amount	2000 Number of Shares	2000 Amount
Common shares				
Balance, beginning of year	**9,665,474**	**$ 876,279**	8,160,428	$ 518,011
Issuance of common shares at $0.30 per share per offering memorandum dated June 30, 1999	-	-	1,229,130	368,740
Issuance of common shares at $0.30 per share per licensing agreement dated September 8, 1999 (note 5)	-	-	166,666	50,000
Issuance of common shares at $0.30 per share per employment agreement dated April 15, 1999	-	-	72,917	21,875
Issuance of common shares at $0.30 per share dated December 21, 1999	-	-	30,000	9,000
Issuance of common shares at $0.30 per share dated January 6, 2000	-	-	6,333	1,900
	9,665,474	**876,279**	9,665,474	969,526
Less share issue costs	-	-	-	(93,247)
Balance, end of year	**9,665,474**	**$ 876,279**	9,665,474	$ 876,279

An option to acquire 82,840 common shares at $0.30 per share was extended to Wolverton Securities Ltd. As at the year end, this option has not been exercised.

Pursuant to employment agreement dated April 15, 1999, the company has agreed to issue 72,917 shares to an employee as follows:

	Number
November 1, 2001	72,917

The company will not receive any monetary consideration for these shares as per the employment agreement.

Year ended April 30, 2001

11. Income taxes

The Corporation's income tax expense for the years ended April 30 consist of the following:

	2001	2000
Earnings (loss) before taxes	$ 559,852	$ (19,633)
Combined federal and provincial tax rate	34.52%	N/A
Expected income tax expense	193,261	N/A
Future income tax benefit relating to the origination and reversal of temporary differences	(9,331)	(8,156)
Future income tax benefit resulting from the future income tax asset due to the non-capital loss carryforward	(72,934)	N/A
Income tax resulting from the application of non-capital loss carryforward	(68,805)	N/A
Income tax resulting from reduction in tax due to utilization of small business deduction	(86,216)	N/A
Actual income tax expense	$ (44,025)	$ (8,156)

For income tax purposes, the company has non-capital losses carried forward from prior years which may be applied to reduce future years' taxable income. These losses expire as follows:

2006	$ 381,456

The future tax asset of $72,934 is from the valuation of the non-capital loss carry forwards of $381,456 at 19%.

12. Economic dependence

Sales to one customer constitute 25% of current fiscal year sales of the company. The company's continued financial viability does not depend solely on this customer to operate in the normal course of business.

13. **Financial instruments**

Financial instruments consist of recorded amounts of accounts receivable which will result in future cash receipts, as well as a bank advances, accounts payable and accruals, and long-term advances and long-term debt which will result in future cash outlays.

a) Fair Value

The carrying values of the financial instruments noted above approximate their fair values.

b) Interest risk

The company manages its exposure to interest rate risk through a combination of fixed and floating rate borrowings. The fixed rate debt is subject to interest rate price risk, as the value will fluctuate as a result of changes in market rates. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

c) Currency Risk

Currency risk is the risk to the company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The company does not use derivative instruments to reduce its exposure to foreign currency risk. Foreign currency is converted to Canadian dollars on a monthly basis. As at year end, the following assets and liabilities are carried in a foreign currency:

Accounts receivable	US$	750,019
Accounts payable	US$	16,007

d) Credit Risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The company is exposed to credit risk from its customers. In excess of half of the company's annual sales are from customers operating in foreign jurisdictions. The company does not use letters of credit or export credit insurance to reduce this risk.

The company is currently exposed to significant credit risk from one of its U.S. customers. Sales are made to this customer on trade account with no letter of credit. The company has chosen to self insure on this trade account. This customer has continued to honour its obligations to the company and the company has received orders until the end of the calendar year 2001. As at year end the company has accounts receivable from this customer of US$ 377,778 (CDN$ 592,091).

14. Substantial event

The company has filed a prospectus dated June 29, 2000 for an initial public offering to residents in the Provinces of Alberta and British Columbia of a minimum of 1,000,000 units (the "Units") and a maximum of 3,000,000 units at a price of $0.50 per Unit. Each Unit entitles the holder thereof to acquire one common share in the capital of the corporation and 1/2 of one common share purchase warrant of the corporation.

Each purchase warrant will entitle the holder to subscribe for one common share at an exercise price of $0.75 until one year after the date of the closing of the initial public offering.

The initial public offering commenced March 2, 2001 and closed June 18, 2001. The results of the initial public offering were as follows:

Gross proceeds	2,437,034 @ 0.50 per unit	$1,218,517
Less costs to issue		(143,060)
Net proceeds		$1,075,457

15. **Legal matters**

In 1999 an action was commenced against the company in the Federal Court of Canada alleging a patent infringement. The action relates to a front-end tandemization process which the company performs as a side line in its repair and service shop. The plaintiff patent holder seeks an injunction against the company to cease the alleged patent infringement and to account for all profits made pursuant to the alleged infringement. Management is of the opinion that the process used by the company is entirely different from the process alleged to be protected by the patent holder and the company has filed a statement of defence to the claim. As of the audit report date, the company is not party to any other material legal proceedings, nor are any material legal proceedings being contemplated by the company. Management is not aware of any material legal proceedings contemplated or threatened against the company.

16. **Comparative figures**

The financial statements have been reclassified, where applicable, to conform to the presentation used in the current year. The changes do not affect prior year earnings.

Year ended April 30

Schedule of Cost of Sales **Schedule 1**

	2001	%	2000	%
Materials and supplies	$ 2,934,052	50.4	$ 1,815,882	48.0
Labour and benefits	915,193	15.7	1,003,535	26.5
Engineering	181,002	3.1	90,323	2.4
Travel and automotive	173,532	3.0	106,355	2.8
Occupancy costs	153,378	2.6	95,607	2.5
Amortization of capital assets	94,451	1.6	116,440	3.1
Royalties	60,905	1.0	43,852	1.2
Amortization of intangible assets	30,000	0.5	30,000	0.8
	$ 4,542,513	78.0	$ 3,301,994	87.3

Schedule of Selling and Administrative expenses **Schedule 2**

	2001	%	2000	%
Marketing	308,611	5.3	149,159	3.9
Office and miscellaneous	142,532	2.4	97,077	2.6
Professional fees	123,748	2.1	149,802	4.0
Interest on long term debt	84,413	1.4	66,665	1.8
Interest and bank charges	42,436	0.7	36,619	1.0
Bad debts	21,494	0.4	2,650	0.1
	$ 723,234	12.4	$ 501,972	13.3

Expenses included in cost of sales and selling and administrative expenses have increased in the current fiscal year to reflect the write-down of deferred development costs as follows:

Expenses	**Deferred development costs included in total**	
	2001	**2000**
Marketing	$ 97,661	$ -
Engineering	55,632	-
Labour	36,735	-
Occupancy costs	22,374	-
	$ 212,402	$ -

Corporate Directory

Board of Directors

Ray English
Chairman and Chief Executive Officer
Raydan Manufacturing Inc

Dan English
Secretary-Treasurer
Raydan Manufacturing Inc

John Babic, *B Com, BA*
Director
CEO, Hyduke Resources Ltd

Ralph Henderson, *B Com, FCA*
Director
President, R Henderson & Associates Inc

Len Jaroszuk
Director
President, Westone Ventures Inc

Bob Sparrow
Director
President, Nisku Truck Stop Ltd

Phil Stuffco, *BA, LLB*
Director
Solicitor, Private Practice

Annual General Meeting
Raydan's annual general meeting
will be held at 2:00 pm on
Wednesday, October 10, 2001
at the Delta Edmonton South
4404 Calgary Trail, Edmonton, Alberta

Associates

Bank
Canadian Western Bank
Main Branch, Edmonton, Alberta

Auditors
Watson Aberant LLP
Edmonton, Alberta

Legal Counsel
Wolff Leia Huckell
Edmonton, Alberta

Transfer Agent and Registrar
CIBC Mellon Trust Company
Calgary, Alberta

Stock Exchange Listing
Raydan Manufacturing is traded on the Canadian Venture Exchange under the symbol RDN. Fiscal year end is April 30. First, second and third quarters are July 31, October 31 and January 31 respectively.

Head Office
601 – 18th Avenue
Nisku, Alberta T9E 7T7
Telephone: 780-955-259
Facsimile: 780-955-2386
www.raydanmfg.com
investment@raydanmail.com